Exhibit 12
BB&T Corporation
Earnings To Fixed Charges

	Years Ended December 31,
	2013	2012	2011	2010	2009

	(Dollars in millions)
Earnings:
Income before income taxes	$3,124	$2,792	$1,628	$969	$1,036
Plus:
Fixed charges	967	1,130	1,442	1,855	2,108
Less:
Noncontrolling interest	50	49	43	38	24
Earnings	4,041	3,873	3,027	2,786	3,120

Less:
Interest on deposits	301	429	610	917	1,271
Earnings, excluding interest on deposits	$3,740	$3,444	$2,417	$1,869	$1,849

Fixed charges:
Interest expense	$891	$1,060	$1,378	$1,795	$2,040
Interest portion of rent expense	76	70	64	60	68
Total fixed charges	967	1,130	1,442	1,855	2,108

Less:
Interest on deposits	301	429	610	917	1,271
Total fixed charges excluding interest on deposits	666	701	832	938	837

Dividends/accretion on preferred stock (1)	211	87	―	―	146

Total fixed charges and preferred dividends	$1,178	$1,217	$1,442	$1,855	$2,254

Total fixed charges and preferred dividends, excluding interest on deposits	$877	$788	$832	$938	$983

Earnings to fixed charges:
Including interest on deposits	4.18x	3.43x	2.10x	1.50x	1.48x

Excluding interest on deposits	5.62x	4.91x	2.91x	1.99x	2.21x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.43x	3.18x	2.10x	1.50x	1.38x

Excluding interest on deposits	4.26x	4.37x	2.91x	1.99x	1.88x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.